FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

March 27, 2018

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: March 27, 2018	By:	/s/ Joseph Tung
	Name:	Joseph Tung
	Title:	Chief Financial Officer

Below is the English version of our MOPS filings on March 27, 2018.

SEQ_NO: 1

Date of announcement: 2018/03/27

Time of announcement: 14:03:09

Subject: It is approved by TWSE that the shares of ASE Industrial Holding Co., Ltd. will be listed on April 30, 2018 and shares of ASE will be delisted on the same day.

Date of events: 2018/03/27

To which item it meets: paragraph 51

Statement:

1.	Date of occurrence of the event: 2018/03/27

2.	Company name: Advanced Semiconductor Engineering, Inc.

3.	Relationship to the Company (please enter “head office” or “subsidiaries”): head office

4.	Reciprocal shareholding ratios: N/A

5.	Cause of occurrence: The Company's extraordinary general meeting of shareholders on February 12, 2018 has pass the resolution to establish ASE Industrial Holding Co., Ltd. (“ASE Holding”) through the statutory share exchange with Siliconware Precision Industries Co., Ltd. (“SPIL”) to acquire 100% of shares of the Company and SPIL, respectively. The Company has applied with the Taiwan Stock Exchange for delisting the shares of ASE and SPIL on April 30, 2018 and listing shares of ASE Holding on the same day. The Taiwan Stock Exchange has approved such application on March 26, 2018 (through the letter Tai-Cheng-Shang-Yi-Zi-no. 10700042861). ASE Holding will be categorized to “semiconductor industry” under Taiwan Stock Exchange's categories of industries of listed companies and the ASE Holding's stock code will be “3711”

6.	Countermeasures: None

7.	Any other matters that need to be specified: None